As filed with the U.S. Securities and Exchange Commission on October 30, 2012

Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

___________________

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Israel

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401

Telephone (800) 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

Teva Pharmaceuticals USA, Inc.

1090 Horsham Road

North Wales, Pennsylvania 19454

Attention: Richard S. Egosi

(215) 591-3000

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.

Ziegler, Ziegler & Associates LLP

570 Lexington Avenue, 44th Floor

New York, New York  10022

(212) 319-7600

It is proposed that this filing become effective under Rule 466

☐

immediately upon filing

☐

on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each representing one ordinary share of Teva Pharmaceutical Industries Limited	100,000,000 American Depositary Shares	$0.05	$5,000,000	$682

(1)

Each unit represents one American Depositary Share.

(2)

Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18
(iii) The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21
3. Fees and Charges	Articles 7 and 8

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)

Statement that Teva Pharmaceutical Industries Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)

Form of Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of                    , 2012 among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Owners and Holders from time to time of American Depositary Shares issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)

Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  Not Applicable.

(d)

Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered.  Filed herewith as Exhibit (d).

(e)

Certification under Rule 466.  Not applicable.

(f)

Power of Attorney.  Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. , on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 30, 2012.

Legal entity created by the form of Deposit Agreement for
the issuance of ADRs evidencing American Depositary
Shares

By:

JPMORGAN CHASE BANK, N.A., as

 Depositary

By:

/s/ Gregory A. Levendis

Name:

Gregory A. Levendis

Title:

Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, Teva Pharmaceutical Industries Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in city of Petach Tikva, Israel on October  30, 2012.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:/s/Dr. Jeremy M. Levin

Name:  Dr. Jeremy M. Levin

Title:

President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Dr. Jeremy M. Levin, Eyal Desheh and Richard S. Egosi, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures

Title

Date

/s/Dr. Phillip Frost

Chairman

      October 30, 2012

Dr. Phillip Frost

/s/Dr. Jeremy M. Levin

President and Chief Executive

      October 30, 2012

Dr. Jeremy M. Levin

Officer (Principal Executive Officer)

/s/Eyal Desheh

Chief Financial Officer

(Principal

      October 30, 2012
Eyal Desheh

Financial and Accounting Officer)

/s/Prof. Moshe Many

Vice Chairman

     October 30, 2012

Prof. Moshe Many

/s/Roger Abravanel

Director

     October 30, 2012

Roger Abravanel

Director

             , 2012

____________________
Abraham E. Cohen

/s/Amir Elstein

Director

     October 30, 2012

Amir Elstein

/s/Chaim Hurvitz

Director

     October 30, 2012

Chaim Hurvitz

/s/Prof. Roger D. Kornberg

Director

     October 30, 2012

Prof. Roger D. Kornberg

/s/Prof. Richard A. Lerner

Director

     October 30, 2012

Prof. Richard A. Lerner

Director

             , 2012

_____________________
Galia Maor

/s/Joseph Nitzani

Director

     October 30, 2012

Joseph Nitzani

/s/Prof. Yitzhak Peterburg

Director

     October 30, 2012

Prof. Yitzhak Peterburg

/s/Dan Propper

Director

     October 30, 2012

Dan Propper

/s/Prof. Dafna Schwartz

Director

     October 30, 2012

Prof. Dafna Schwartz

/s/Ory Slonim

Director

     October 30, 2012

Ory Slonim

/s/Dan S. Suesskind

Director

     October 30, 2012

Dan S. Suesskind

/s/Erez Vigodman

Director

     October 30, 2012

Erez Vigodman

/s/Richard S. Egosi

Authorized U.S. Representative

     October 30, 2012

Richard S. Egosi

INDEX TO EXHIBITS

Exhibit Number
(a)

Form of Amended and Restated Deposit Agreement (including the Form of American Depositary Receipt), among Teva Pharmaceutical Industries Limited, JPMorgan Chase Bank, N.A., as depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

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